Exhibit 15.2

February 13, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated February 13, 2014, of Syngenta AG and are in agreement with the statements contained in paragraphs two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young AG

Basel, Switzerland